Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

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Press Release
Murten, 3 February 2004

Saia-Burgess reports marked increase in sales

In 2003 the Saia-Burgess Group increased sales by 4.6 percent over the previous year to CHF 490.2 million (2002: CHF 468.9 million). After adjustment for currency effects sales rose by 6.6 percent to CHF 500.0 million. For 2003 Saia-Burgess expects an EBITA margin slightly ahead of last October's forecast expectations of 7.5 percent. As a result of the very good development in sales in the fourth quarter of 2003 as well as the pleasing level of new orders, Saia-Burgess anticipates that sales for 2004 will clearly exceed the 500 million threshold.

The increase in sales in the 2003 business year, after adjustment for currency effects, came from 4.4 percent organic growth and 2.2 percent in growth through acquisitions (TH Contact, Cetronic and Otehall CHF 10.2 million). The negative effect of currencies amounting to CHF 9.8 million in 2003 was primarily attributable to the adverse movement of CHF versus the USD and GBP exchange rates.

Strategic spread of risks proves its worth

The pleasing development in sales is the result of the strategic diversification of risks by Saia-Burgess. The company was able overall to balance out the differing trends in the serviced markets and geographic regions, which is reflected in the figures of the three divisions. Whilst the Automotive and Controls Divisions were able to report a clear improvement in sales, the Industry Division recorded a slight fall compared with the previous year as a result of the negative currency effects.

Expansion of the product range

In December Saia-Burgess took over the assets of Otehall Switches Ltd. and Otehall Tooling Ltd. in Great Britain. Annual sales totalled approx. GBP 2.4 million (approx. CHF 5.4 million). The diversity of Otehall's switch programme, in particular in the subminiature and miniature switch range as well as in joysticks based on micro-switch and

Further information

Contact person for shareholders, Media and analysts:
Valeria Poretti-Rezzonico, Head of Corporate Communications and IR
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +42 26 670 10 38
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess with its products – switches, sensors, motors, solenoids, electronic controllers and subsystems – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2003 Saia-Burgess achieved sales of CHF 490.2 Mio with more than 3'000 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are quoted on the SWX Swiss Exchange since 1998.

Agenda

23.03.2004	Presentation of 2003 results to media and investors in Zurich
20.04.2004	Sales announcement, 1st quarter 2004
06.05.2004	Annual Shareholders' Meeting of Saia-Burgess Electronics Holding AG in Murten
03.08.2004	2004 Interim Report